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                      January 23, 2023

       Shuang Liu
       Chief Executive Officer, President, and Director
       Goldenwell Biotech, Inc.
       2071 Midway Drive
       Twinsburg, OH 44087

                                                        Re: Goldenwell Biotech,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed April 1, 2022
                                                            File No. 000-56275

       Dear Shuang Liu:

               We issued comments to you on the above captioned filing on October 19, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 6, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Joe Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 with any questions regarding this letter or the comments in the letter referenced above.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Energy & Transportation